SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 11 - K

(Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002; OR

   [_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________ TO
          ________.

Commission file number:  0-13086
                         -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          FNB FINANCIAL SERVICES CORPORATION EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 FNB FINANCIAL SERVICES CORPORATION
 202 South Main Street
 Reidsville, North Carolina 27320

                       FNB FINANCIAL SERVICES CORPORATION
                       EMPLOYEES' SAVINGS PLUS AND PROFIT
                                  SHARING PLAN




                              Financial Statements
                            for the three years ended
                                December 31, 2002

                       FNB FINANCIAL SERVICES CORPORATION
                       EMPLOYEES' SAVINGS PLUS AND PROFIT
                                  SHARING PLAN

                                    Contents

                                                                         Page

Report of Independent Accountants                                          2

Statements of Net Assets Available for Benefits
         December 31, 2002 and 2001                                        3

Statements of Changes in Net Assets Available for Benefits
         Years ended December 31, 2002, 2001 and 2000                      4

Notes to Financial Statements                                         5 - 11

Supplemental Schedules*
         Schedule H - Line 4I - Schedule of Assets
                       (Held at End of Year)                              12

         Schedule G - Schedule of Non-exempt Transactions                 13

Exhibits
         Certification of Periodic Financial Report
         Pursuant to 18 U.S.C. Section 1350                               15


         * Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of FNB Financial Services Corporation
Employees' Savings Plus and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
May 16, 2003

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2002 AND 2001


                                                                              2002        2001
                                                                          ----------   ----------

Cash and cash equivalents                                                 $   13,915   $   12,983
Investments, at fair value:
     Participant directed investments                                      1,953,534    2,676,909
     FNB Financial Services Corporation Common stock
         (FNB Common Stock Fund)  63,982 units in 2002 and 61,457 units
          in 2001                                                          1,023,705      817,874
                                                                          ----------   ----------
                      Total investments                                    2,977,239    3,494,783
                                                                          ----------   ----------

Participant notes receivable                                                  48,896       34,210
                                                                          ----------   ----------
                       Total assets                                        3,040,050    3,541,976
                                                                          ----------   ----------

               Net assets available for benefits                          $3,040,050   $3,541,976
                                                                          ==========   ==========


         See accompanying notes to financial statements.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


                                                                  2002              2001              2000
                                                              -----------       -----------       -----------

Additions to net assets attributed to:
   Investment income (loss):
    Net realized and unrealized appreciation
    (depreciation) in fair value of investments (Note 3)      $  (287,558)      $  (142,724)      $  (239,383)
     Interest and dividends                                        54,180            39,180            21,154
                                                              -----------       -----------       -----------

                        Total investment income                  (233,378)         (103,544)         (218,229)
                                                              -----------       -----------       -----------


     Contributions :
        Participants                                              352,333           367,506           383,934
        Employers                                                 129,406           122,745           132,300
                                                              -----------       -----------       -----------

                         Total contributions                      481,739           490,251           516,234
                                                              -----------       -----------       -----------

     Transfer from merged Black Diamond Bank
        Profit Sharing Plan                                          --                --           1,729,345
                                                              -----------       -----------       -----------

                          Total additions                         248,361           386,707         2,027,350
                                                              -----------       -----------       -----------


Deductions from net assets attributed to:
     Benefits paid to participants                                720,767           404,644           201,906
     Administrative expenses                                       29,520            44,663            24,814
                                                              -----------       -----------       -----------

                          Total deductions                        750,287           449,307           226,720
                                                              -----------       -----------       -----------

                           Net increase (decrease)               (501,926)          (62,600)        1,800,630
                                                              -----------       -----------       -----------


Net assets available for benefits
     Beginning of year                                          3,541,976         3,604,576         1,803,946
                                                              -----------       -----------       -----------
     End of year                                              $ 3,040,050       $ 3,541,976       $ 3,604,576
                                                              ===========       ===========       ===========




         See accompanying notes to financial statements.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                          Notes to Financial Statements
                        December 31, 2002, 2001 and 2000

Note 1 - Description of plan

The following description of the FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution plan covering all full-time employees of FNB Financial Services Corporation (the "Company") who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Board of Directors approved a plan to merge the Black Diamond Bank Profit Sharing Plan into the FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan as of January 1, 2000. The Black Diamond Savings Plan had net assets of $1,729,345 at December 31, 1999.

Contributions - Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company makes matching contributions of 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Discretionary contributions may be made at the option of the Company's Board of Directors. The Company's Board of Directors has not elected to make a discretionary contribution in any of the plan years since existence. Contributions are subject to certain limitations.

Participant accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and
(b) Plan earnings. Each account is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests 20 percent per year until 100 percent vested after 5 years of credited service for both the matching and discretionary contributions.

Investment options - Upon enrollment in the Plan, a participant may direct their contributions in 10 percent increments in any of thirteen investment options.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                          Notes to Financial Statements
                        December 31, 2002, 2001 and 2000


Note 1 - Description of plan (continued)

     Guaranteed Interest Fund - The portfolio is composed primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments.

     Core Bond Fund - The portfolio is composed primarily of investment-grade, publicly traded bonds including corporate, mortgage-backed, and government bonds.

     Balanced Fund - The portfolio is composed primarily of a diversified mix of fixed-income and equity securities and money market investments.

     Equity-Income Fund - The portfolio is primarily composed of large capitalization value oriented stocks that offer current income potential.

     Indexed Equity Fund - The portfolio is generally composed of stocks that comprise the Standard and Poor's 500 Index.

     Growth & Income Fund - The portfolio is composed of growth-oriented stocks for capital appreciation and dividend-paying stocks, bonds and convertible securities for current income.

     Growth Fund - The portfolio is generally stocks in companies believed to offer better than average prospects for long-term growth.

     Emerging Growth Fund - The portfolio is primarily composed of stocks believed to have better than average long-term growth potential, that are in early stage of their life cycle, with the potential to become major enterprises.

     Small Cap Value Fund - The portfolio is primarily composed of stocks of smaller capitalization companies with some unique product, market position or operating characteristic.

     Small Cap Growth Fund - The portfolio is primarily composed of stocks of small, rapidly growing companies with the potential for long-term growth.

     Mid Cap Growth Fund - The portfolio is primarily composed of stocks with capitalizations in the range of the Standard & Poor's Mid Cap 400 Index.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 2002, 2001 and 2000

Note 1 - Description of plan (continued)

     International Equity Fund - The portfolio is primarily composed of stocks of varied-sized companies located around the world, including the Far East, Europe and emerging markets.

     FNB Financial Services Corporation Common Stock - Funds are invested principally in FNB Financial Services Corporation common stock purchased at current market prices.

The employer matching contribution is invested in the FNB Financial Services Corporation Common Stock Fund. The participants may not direct or redirect investments of employer matching contributions.

Participant loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants' account and bear interest at a rate of prime plus 1%.

Payment of benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a reasonable period not to exceed the participant's life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, a deferred annuity to commence on the date the participant could have retired or leave the money in the account until reaching age 70 1/2. Under the last two options the account balance must be greater than $5,000.

Forfeited accounts - Forfeited nonvested employer matching accounts will be used to reduce future employer matching contributions. Forfeited nonvested employer profit sharing accounts shall be reallocated to remaining eligible participants' profit sharing accounts. Forfeited nonvested accounts totaled $1,899 at December 31, 2002, $3,438 at December 31, 2001 and $8,342 at December 31, 2000.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 2002, 2001 and 2000

Note 2 - Summary of significant accounting policies

Basis of accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment valuation and income recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Quoted market prices are used to value investments. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when paid.

Cash and cash equivalents

The Plan considers highly liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 2002, 2001 and 2000

Note 3 - Investments

The following presents investments that represent 5 percent or more of the Plan's assets at December 31, 2002 and 2001.

Non-participant directed:                                                        2002              2001
                                                                            ---------------    --------------
FNB Financial Services Corporation Common stock
     63,982 units and 61,457 units, respectively                                $1,023,705         $ 817,874
Participant directed:
Mass Mutual Indexed Equity Fund 6,005 units and 9,369
     units, respectively                                                           395,271           796,017
Fidelity Equity Income II Fund 889 units and 1,984 units,
     respectively                                                                  164,229           434,329
Mass Mutual Balanced Fund 1,210 units and 3,062 units,
     respectively                                                                   95,112           272,440
Mass Mutual Guaranteed Interest Fund 601,818 units
     and 299,975 units, respectively                                               601,818           299,975





Net realized and unrealized appreciation (depreciation) in fair value of investments included in Plan equity includes the following:


                                Net Realized and Unrealized Appreciation
                            (Depreciation) in Fair Value for the Year Ended
                                                December 31
                                -----------------------------------------
                                    2002           2001            2000
                                ----------      ----------      ---------

Mutual funds                    $(100,697)      $ (76,640)      $  16,287
Pooled investment accounts       (327,097)       (278,547)       (236,772)
FNB Financial Services
Corporation Common Stock          140,236         212,463         (18,898)
                                ---------       ---------       ---------
                                $(287,558)      $(142,724)      $(239,383)
                                =========       =========       =========

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 2002, 2001 and 2000

Note 4 - Nonparticipant-Directed Investments

Information about the net assets at December 31, 2002 and 2001 and the significant components of the changes in net assets relating to the nonparticipant-directed investments during the three years ended December 31, 2002 is as follows:

                                                                             December 31
                                                               ------------------- --- ----------------------
                                                                      2002                     2001
                                                               -------------------     ----------------------
Net assets:
FNB Financial Services Corporation
   Common Stock                                                   $ 1,023,705                $ 817,874
                                                               ===================     ======================



                                                                           Year Ended December 31
                                                           --------------------------------------------------------
Changes in nonparticipant-directed   investments
                                                               2002                2001                 2000
                                                           --------------    -----------------    -----------------


  Contributions:
      Participant                                               $ 36,186              $23,465             $ 19,253
      Employer                                                   129,406              122,745              132,300
  Dividends & interest                                            31,387               26,850                7,537
  Net appreciation (depreciation)                                140,236              212,463             (18,898)
  Benefits paid to participants                                 (69,378)             (54,286)             (26,654)
  Administrative expense                                         (8,258)              (7,745)              (8,711)
  Net loan activity                                              (1,155)                (374)                (249)
  Forfeitures                                                    (1,899)              (2,900)              (2,694)
  Transfers to participant-directed investments                 (50,694)             (10,310)             (27,575)
                                                           --------------    -----------------    -----------------
                                                               $ 205,831              309,908             $ 74,309
                                                           ==============    =================    =================

Note 5 - Plan termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 6 - Tax status

The Internal Revenue Service has determined and informed the Company by a letter dated February 11, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 2002, 2001 and 2000


the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7 - Nonexempt transactions

Title I of ERISA requires that all employee contributions be submitted to the Plan as soon as administratively possible but no later than the 15th business day of the month following the month of being withheld from compensation. Failure to remit employee contributions into the Plan on a timely basis is considered a nonexempt transaction with a party-in-interest. Management has determined that nonexempt transactions occurred in 2002. These transactions involved the untimely remittance of employee contributions and loan repayments for the period ended February 15, 2002, February 28, 2002 and March 15, 2002. All past due contributions and loan repayments were remitted to the Plan on April 9, 2002. All of these funds qualify as party in interest transactions.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

   Schedule H - Line 4i - Schedule of Assets Held for Investment Purposes at
                               December 31, 2002.


 Identity of issuer, borrower, lessor                                          Number of                        Current Value
           or similar party                   Description of Investment          Shares            Cost
----------------------------------------    -------------------------------    -----------     -------------    --------------

* Mass Mutual                               Guaranteed interest account           601,818          $601,818          $601,818
* Babson Core Bond                          Core bond fund                            854            97,197           108,818
* Oppenheimer Growth and Income             Growth and income fund                    743           129,778            98,964
* Oppenheimer Emerging Growth               Emerging growth fund                      991           113,512            58,943
* Oppenheimer International Equity          International equity fund               1,189           180,882            85,154
* Mass Mutual Indexed Equity                Indexed equity fund                     6,005           601,851           395,271
* Mass Mutual Growth Equity                 Growth fund                             1,936           203,635           127,613
* Fidelity Equity Income II                 Equity income fund                        889           183,117           164,229
* Mass Mutual Balanced                      Balanced fund                           1,210           106,145            95,112
* Mass Mutual Small Cap Growth              Small cap growth fund                     998           141,531            91,258
* Mass Mutual Mid Cap Growth                Mid cap growth fund                       931           102,588            60,882
* Babson Small Cap Equity                   Small cap value fund                      753            85,657            79,387
* Participant notes receivable              Notes receivable (interest                N/A                 0            48,896
                                            rates from 5.25-10.5%)

* FNB Financial Services Corp.              Employer stock                         63,982           714,043         1,023,705
stock
                                                                                               -------------    --------------
                                                                                                $ 3,261,754       $ 3,040,050
                                                                                               =============    ==============
* indicates parties in interest

                       FNB Financial Services Corporation
                 Employees' Savings Plus and Profit Sharing Plan

   Schedule G - Schedule of Nonexempt Transactions for the Year Ended 12/31/02



                     Relationship to
     Identity of     Plan, Employer,                                            Current
       Party             or Other            Description Of        Cost of       Value         Net Gain
     Involved       Party-In-Interest         Transactions           Asset     of Asset    (repaid interest)
     --------       -----------------         ------------           -----     --------    -----------------

  FNB Financial       Employer/Plan     Loan to the employer in     $61,499     $61,499           $0
     Services            Sponsor        the form of late
                                        remittance of
                                        participant deferrals
                                        and loan repayment for
                                        the pay periods ended
                                        2/15/02, 2/28/02, 3/15/02


* The plan sponsor is in the process of determining the applicable interest in order to fully correct the late remittances.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    FNB FINANCIAL SERVICES CORPORATION
                                    EMPLOYEES' SAVINGS PLUS AND PROFIT
                                    SHARING PLAN



Date:  June 25, 2003                By:  /s/  Richard L. Powell
                                         ----------------------